DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1
Paris, 8th of January 2008
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 9,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending December 31, 2007, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 42,089,964 shares in its treasury. In addition, on December 31, 2007, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 151,421,232 of its ordinary shares at this date.